SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

As a result of the resolutions passed by Petrobras’ Board of Directors today and the subsequent notice to BR Distribuidora’s Executive Board, Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Petrobras Distribuidora S.A. (“BR Distribuidora”) inform the market and their shareholders of the following:

    1.        As stated in the press release published on April 16, 2002, Petrobras has engaged Banco BBA Creditanstalt S.A. (“Banco BBA”) to prepare a legal and an economic studies of a possible public offer to acquire (POA) the common and preference shares of BR Distribuidora which are currently held by the market (“BR Shares”) in order to cancel the company’s registration as a listed company.

    2.        The POA is part of Petrobras’ strategy for developing the Brazilian capital market and serving the interests of its shareholders as:

a)	it unities the strategic interests of the two companies into line, thereby avoiding potential conflicts;

b)	it focuses investors’ attention on Petrobras’ shares, with a potentially increasing in their liquidity;

c)	it permits Petrobras to have the same corporate and operating structure as those of its main international competitors;

Minority shareholders of BR Distribuidora will receive additional benefits as a result of:

a)	BR shares having been valued at their economic value;

b)	the increased liquidity for their assets in both domestic and international markets; and

c)	the possibility invest in a share with greater growth potential.

    3.        In a meeting held today, Petrobras’ Board of Director approved:

I.

the appraisal report of BR Distribuidora prepared by Banco BBA which attributed a value of R$45.40 (forty-five reais and forty cents of reais) to one lot of 1,000 (one thousand) BR shares (“BR Appraisal Report”);

II.

the appraisal report of Petrobras prepared by Banco BBA which attributed a value of R$ 64.90 (sixty-four reais and ninety cents of reais) to 1 (one) share issued by Petrobras (“Petrobras Appraisal Report”);

III.

a POA to be made by Petrobras under the terms of CVM Instruction No 361 of March 5, 2002 (“CVM Instruction No 361”), through an exchange of preference shares to be issued by Petrobras (“Petrobras Shares”);

IV.

the exchange ratio between Petrobras and BR shares of 0.7 (seven tenths) Petrobras shares for 1,000 (one thousand) BR shares will be adjusted with the addition of a premium calculated by using the attached formula, whose purposes are summarized as follows:

a.

to preserve the interests of minority shareholders in BR Distribuidora and those of Petrobras’ shareholders, avoiding speculative activity in the shares of both companies. Likewise, in order to achieve this objective, the ratio of exchange will be adjusted to take into account the market price of Petrobras’ preferred shares when the auction takes place;

b.	to enable minority shareholders in BR Distribuidora to receive an additional benefit in the event that the price of Petrobras preferred shares rise above current levels;

c.

to preserve the interests of Petrobras’ shareholders by ensuring that the offer does not take place if Petrobras’ preferred shares fall below a predetermined price level on the date of the auction, as laid down in the attached formula and item IV below (“Conditional Exchange Ratio”)

IV.	to make the validity and efficacy of the POA conditional on the exchange ratio (“RTR”) found in accordance with the attached formula being 1.00 (one) or less (“Conditional Exchange Ratio”); and

V.

to fix the date of the auction for the first business day after the date on which the Conditional Exchange Ratio is achieved, within a minimum of 30 (thirty) and a maximum of 45 (forty-five) days from the publication of the offer notice (“Edital”) in accordance with current legislation (“Auction Date”);

        3.1 The Auction Date and the Exchange Ratio, calculated according to the method described above and the attached formula will be released by Petrobras to the market as a press release on the first business day prior to the date of the auction and published on the date of the auction.

    4.        During the same meeting, for the purposes of item VI of article 122 of Law No 6.404 of December 15, 1976, Petrobras’ Board of Directors also approved to call an Extraordinary General Meeting of its shareholders to be held within 30 days after the publishing of the Summoning to discuss ratification of the institution contracted to prepare the BR Appraisal Report and for the Report’s approval.

    5.        The POA may be suspended until the date on which the prospectus (which will contain its terms and conditions as required by CVM Instruction No 361) is published.

Any additional material information on the POA will be the subject of a new press release to be made by Petrobras and BR Distribuidora in accordance with CVM Instruction No. 358 of January 3, 2002.

João Pinheiro Nogueira Batista
Director of Finance and Investor Relations, Petrobras

Abelardo de Lima Puccini
Director of Finance and Investor Relations, BR Distribuidora

Appendix

                                                RTR = REC X (1 + PR1) X (PETR - I / PETR - L) X (1 + PR2)

                                                where,

RTR	represents the ratio of exchange between 1,000 (one thousand) BR Shares and 1 (one) Petrobras Share on the Auction Date (as defined below);

REC	represents the ratio of exchange between 1,000 (one thousand) BR Shares and 1 (one) Petrobras Share on the basis of such shares’ economic value (as determined in the BR Appraisal Report and Petrobras Appraisal Report respectively), of 0.7 (seven tenths), in other words 1,000 BR Shares equal 0.7 Petrobras Shares;

PR1	represents the premium offered by Petrobras on the REC, equivalent to 35.72% (thirty-five point seven two per cent);

PETR-I	–equal to R$ 42.20 (forty-two reais and twenty cents of reais) which was Petrobras preference shares’ closing price on October 23, 2002, the last business day prior to the date of the meeting of the Petrobras Executive Board which studied the transaction and recommended its approval to the Board of Directors;

PETR-L	–represents the average price of Petrobras preference shares weighted by volume, in the trading session on the second business day prior to the Auction Date and in the first three hours of the trading session on the first business day prior to the Auction Date;

PR2	represents the premium as a function of the value PETR-L, found as follows:

(a)	0% (zero per cent) if the value of PETR – L is less than R$45.00 (forty-five reais);

(b)	6% (six per cent) if the value of PETR – L is equal or higher than R$45.00 (forty-five reais) but does not exceed R$50,00 (fifty reais); or

(c)	12% (twelve per cent) if the value of Petr – L exceeds R$50.00 (fifty reais).

Rio de Janeiro, November 8th, 2002.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8th, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.